Via EDGAR

September 13, 2013

Ms. Kathryn McHale
Senior Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Horizon Bancorp
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 12, 2013
File No. 000-10792

Dear Ms. McHale,

This correspondence is the response of Horizon Bancorp (the “Company”) to the comments in your letter dated September 5, 2013, regarding Horizon Bancorp's Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”). To assist you in reviewing our responses, we have included each comment as stated in your letter and, following each comment, we have provided our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

1.
Comment: Please amend to provide compensation information for the three most highly compensated executive officers in addition to the PEO and PFO. See Item 402 of Regulation S-K. Alternatively, if you concluded that you have provided appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K, please tell us the basis for that conclusion.

Response: The Company respectfully advises the Staff that, on an annual basis, the Company’s Board of Directors considers and designates those members of the Company’s management team that qualify as an “executive officer” within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934, as amended. As disclosed in the Form 10-K under “Special Item: Executive Officers of Registrant,” the Company determined that there were five “executive officers”:

Page 2	September 13, 2013

Name	Position
Craig M. Dwight*	President and Chief Executive Officer of the Company; Chairman and Chief Executive Officer of Horizon Bank, N.A.
Mark E. Secor	Chief Financial Officer of the Company
Thomas H. Edwards	Executive Vice President of the Company; President and Chief Operating Officer of Horizon Bank, N.A.
James D. Neff	Secretary of the Company; Executive Vice President – Mortgage Banking of Horizon Bank, N.A.
Robert C. Dabagia*	Chairman of the Company

* As indicated under “Board Leadership Structure” on page 9 of the Definitive Proxy Statement that the Company filed on March 22, 2013, Mr. Dabagia retired effective June 30, 2013. Subsequently, as reported in Current Reports on Form 8-K, the Company’s Board of Directors elected Mr. Dwight as Chairman and also named an independent lead director.

Based on the Company’s consideration and review, the Company believes that the five individuals indicated above constitute all of the Company’s “executive officers” within the meaning of Rule 3b-7 as of December 31, 2012.  Those five individuals include all officers in charge of the Company’s principal business units, divisions or functions as well as any other officer or person who performs a policy making function for the Company.

The Company is a registered bank holding company, and the Company’s banking subsidiary is Horizon Bank, N.A. (the “Bank”). The Company does not have any employees; all officers and other personnel are employed by the Bank. When the Company makes the determination as to who qualifies as an “executive officer,” the Company includes an evaluation of whether any Bank officers or other employees perform policy making functions for the Company. As indicated in the list above, the Company determined that its “executive officers” included officers of both the Company and the Bank.

As identified in the Company’s Definitive Proxy Statement filed on March 22, 2013 (the “Proxy Statement”), the first four executive officers listed above – Messrs. Dwight, Secor, Edwards and Neff – were the four Named Executive Officers (“NEO”). In accordance with the determination of the Company’s Board of Directors, it was determined that other than the principal executive officer and principal financial officer, there were only two “most highly compensated executive officers” – Messrs. Edwards and Neff -- as of December 31, 2012. The fifth executive officer listed above – Mr. Dabagia – does not qualify as an NEO under Regulation S-K Item 402(a)(3), since his total compensation, which is disclosed in the Director Compensation Table in the Proxy Statement, did not exceed $100,000. Therefore, the Company believes that the disclosures in the Form 10-K, which incorporated by reference portions of the Proxy Statement, included the disclosures required by Regulation S-K Item 402.

Page 3	September 13, 2013

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Common Share Ownership of Management and Certain Beneficial Owners, page 37

2.	Comment: Please amend to disclose the address of each person known to the registrant to be the beneficial owner of more than five percent of your common stock. See Item 403 of Regulation S-K.

Response: The Company will provide the mailing, residence or business address of each person known to the Company to be the beneficial owner of more than five percent of the Company’s common stock in future filings. The Company does not believe that an amendment to correct the omission of the addresses is required, especially given that specific information was included in the filing regarding the Schedules 13G amendments filed by such beneficial owners, which amendments were the source of the information in the Proxy Statement, and those amendments provide the addresses.

In closing, Horizon Bancorp acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses above, please contact the undersigned at (219) 873-2611 or msecor@accesshorizon.com.

Sincerely,

/s/ Mark E. Secor

Mark E. Secor
Chief Financial Officer
Horizon Bancorp